Subsidiaries of the Company

●	Superior Drilling Solutions, LLC

●	Hard Rock Solutions, LLC

●	Extreme Technologies, LLC

●	Meier Properties Series, LLC

●	Meier Leasing, LLC

●	Superior Design and Fabrication, LLC